Exhibit 99.1

FOR IMMEDIATE RELEASE — CALGARY, ALBERTA — JUNE 6, 2006

BAYTEX ENERGY TRUST TO PRESENT AT THE BMO NESBITT BURNS
2006 ENERGY TRUST CONFERENCE

CALGARY, ALBERTA (June 6, 2006) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Ray Chan, President and Chief Executive Officer, will be presenting at the BMO Nesbitt Burns 2006 Energy Trust Conference on June 8, 2006 at 3:20 pm (EST) in Toronto, Ontario.  The webcast and presentation slides will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The live audio webcast of the conference can also be accessed via the following URL:

Conference webcast: http://corporate.bmo.com/conferences/2006energytrust/

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust Units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & C.E.O.	Telephone: (403) 267-0715
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Kathy Robertson, Investor Relations	Telephone: (403) 538-3645

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca